Ballard Power Systems Inc.

News Release

Ballard Signs MOU with Van Hool For Further Zero Emission Fuel Cell Bus Deployments

For Immediate Release – December 5, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced the signing of a non-binding Memorandum of Understanding (MOU) with Van Hool NV, Europe’s fourth largest bus manufacturer, in support of the manufacture and further deployment of zero emission fuel cell buses.

By February 2014 the companies plan to jointly respond to last week’s call for proposals under the EU Hydrogen Fuel Cell Joint Undertaking, and also plan to jointly respond to other future calls for proposals under the Horizon 2020 program.

Van Hool is a Belgium-based independent bus, coach and industrial vehicle OEM with a strong history of innovation in bus manufacturing. In 2014, there will be 27 Van Hool fuel cell buses in public transit operation in Europe, powered by Ballard fuel cell power modules.

Leopold Van Hool, Van Hool Chairman of the Board said, “With the signing of this MOU, we look forward to expanding the success of our zero-emission bus partnership with Ballard to include even more cities in the European transit bus market.”

Ballard FCvelocity®-HD6 fuel cell power modules are delivering a high level of performance in European buses. For example, on a year-to-date basis, Ballard fuel cell modules have delivered availability greater than 97% in buses operating in London and Amsterdam.

For the newly funded buses, Ballard will deliver its next-generation fuel cell power module to Van Hool for incorporation into hybrid bus platforms. This new FCvelocity®-HD7 power module will offer improved durability and reliability along with significant cost reduction. The MOU also provides for the establishment of a dedicated service and parts center at Van Hool facilities in Belgium, to support all buses powered by Ballard fuel cells in Europe.

John Sheridan, Ballard’s President and CEO said, “We are very pleased to partner with Van Hool in our application for EU funding to support the deployment of additional fuel cell-powered buses. This will help generate economies of scale that we expect to drive further overall cost reduction.”

The EU Hydrogen Fuel Cell Joint Undertaking is a public-private partnership supporting research, technological development and demonstration activities in fuel cell and hydrogen energy technologies, providing subsidies for eligible projects through a cost share mechanism. The European Commission and industry have each committed to contribute €470 million of funding into fuel cell and hydrogen research in the 2008-17 period. The next program, Horizon 2020, will extend this initiative through the year 2020 with an incremental budget of €700 million.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.
This release contains forward-looking statements regarding anticipated business opportunities, product development activities, product attributes, anticipated customer benefits and market drivers for our products which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com